Filed by Lafayette Bancorporation pursuant
                                    to Rule 425 under the Securities Act of 1933
                                    Subject Company: Lafayette Bancorporation
                                    Commission File No.: 0-22469


The following is the text of a joint press release issued by First Merchants Corporation and Lafayette Bancorporation on October 15, 2001.



N / E / W / S    R / E / L / E / A / S / E


October 15, 2001


FOR IMMEDIATE RELEASE

LAFAYETTE BANCORPORATION AND FIRST MERCHANTS CORPORATION AGREE TO MERGE

Robert J. Weeder, President and Chief Executive Officer of Lafayette Bancorporation ("Lafayette"), Lafayette, Indiana, and Michael L. Cox, President and Chief Executive Officer of First Merchants Corporation ("First Merchants"), Muncie, Indiana, today jointly announced the execution of a Definitive Agreement to merge their two companies.

The merger will be accomplished through the exchange of 1.11 shares of First Merchants common stock (valued at $26.01 based on First Merchants' October 12, 2001 closing price of $23.43 per share), or $30.00 in cash for each of the outstanding shares of Lafayette. However, no more than $50,329,248 aggregate cash may be paid in the merger and there may be allocations of stock to certain shareholders if this threshold is exceeded. At current market prices, the transaction will have an approximate value of $115.8 million. This transaction will be a tax-free stock exchange for Lafayette shareholders. The transaction, which is subject to shareholder and regulatory approval, is expected to be completed in early 2002.

First Merchants ($1.9 billion) and Lafayette ($750 million) will have combined assets of $2.7 billion and create the 4th largest banking company headquartered in Indiana. It will have sixty-six banking offices in nineteen Indiana counties. Additionally, the combined company will have two trust departments with $1.8 billion in assets under management for clients. First Merchants is characterized by its multi-charter structure comprising eight separate banks managed independently by local CEOs and boards of directors.

Upon the completion of the merger, Lafayette Bank & Trust Company, Lafayette's subsidiary, will continue to operate as the largest community banking entity in the greater Lafayette area. Robert Weeder will continue as its Chief Executive Officer and its nine-member Board of Directors will remain intact. Additionally, Mr. Weeder will be named a Senior Vice President of First Merchants and two directors from Lafayette will be elected to the Board of First Merchants. In commenting on the transaction, Mr. Weeder stated that, "First Merchants shares our deep commitment to community banking, and has compiled an enviable record of earnings growth spanning 25 years. Our combined strength will provide the opportunity to further expand our growth initiatives throughout Indiana. We are extremely pleased to announce this transaction for our shareholders who will have the opportunity to take cash or stock in First Merchants."

Mr. Cox said, "Lafayette Bank & Trust Company is the largest community banking organization in its attractive growth market area. They have a long history of excellent operating performance and truly exemplify the best in community banking. We have known Bob Weeder and his management team for many years and are excited with the prospect of merging our organizations."

First Merchants is currently an East Central Indiana Financial Holding Company. Its subsidiaries include First Merchants Bank in Delaware and Hamilton Counties, the Madison Community Bank in Madison County, First United Bank in Henry County, Union County National Bank, The Randolph County Bank, the First National Bank of Portland in Jay County, Decatur Bank & Trust Company in Adams County, and Frances Slocum Bank in Wabash County. The Corporation also operates First Merchants Insurance Services, a full-service property casualty, personal lines and healthcare insurer, headquartered in Muncie, Indiana.

First Merchants common stock is traded over-the-counter on the NASDAQ National Market System under the symbol FRME and is rated A+ by Standard and Poor's Corporation. Quotations are carried in daily newspapers and can be found on the company's Internet Web page. (http://firstmerchants.com). Nine brokerage firms make a market in First Merchants Corporation stock: Robert W. Baird & Co., Inc.; Herzog, Heine, Geduld, Inc.; Howe Barnes & Johnson, Inc.; Keefe, Bruyette & Woods, Inc.; Knight Securities, L.P.; McDonald Investments, Inc.; NatCity Investments, Inc.; Sherwood Securities Corp.; and Spear, Leads and Kellog.

Lafayette Bancorporation common stock is traded Over-The-Counter Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol LAYB. The following brokerage firms have transacted business in Lafayette Bancorporation common stock during the past year: City Securities Corporation; Herzog, Herne, Geduld, Inc.; Hill Thompson Madig, L.P.; Howe Barnes Investments, Inc.; JJP Hilliard, WY Lyons, Inc.; McDonald & Company Securities, Inc.; Merrill Lynch; Monroe Securities, Inc.; MPI Financial; Raymond James Financial Services, Inc., located at Lafayette Bank and Trust Company; and Salomon Smith Barney, Inc.

Statements contained in this press release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. The companies intend such forward-looking statements to be covered in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. The companies' ability to predict results or the actual effect of future plans or strategies is inherently uncertain and involves a number of risks and uncertainties, some of which have been set forth in the companies' most recent annual reports on Form 10-K, which disclosures are incorporated by reference herein. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

         First Merchants will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include the joint merger proxy statement / prospectus that will be mailed to shareholders. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Merchants will be available free of charge from the Secretary of First Merchants at 200 East Jackson Street, Muncie, Indiana 47305-2814, telephone (765) 747-1530. Documents filed with the SEC by Lafayette will be available free of charge from the Secretary of Lafayette at 133 North Fourth Street, P.O. Box 1130, Lafayette, Indiana, 47902-1130, telephone (765) 423-7296. INVESTORS SHOULD READ THE JOINT MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

         Lafayette and First Merchants and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON FEBRUARY 23, 2001, WITH RESPECT TO FIRST MERCHANTS AND THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 2, 2001, WITH RESPECT TO LAFAYETTE.

CONTACTS:        First Merchants Corporation
                 James L. Thrash
                 Senior Vice President/Chief Financial Officer
                 Phone: (765) 747-1390

                 Lafayette Bancorporation
                 Robert J. Weeder
                 President & Chief Executive Officer
                 Phone: (765) 423-7289